CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Buffered PLUS due 2009	$200,000,000	$7,860.00

February 2008 Pricing Supplement No. 533 Registration Statement No. 333-131266 Dated February 19, 2008 Filed pursuant to Rule 424(b)(2)
STRUCTURED INVESTMENTS
Opportunities in Equities
Buffered PLUS based on the S&P 500® Index due February 26, 2009
Buffered Performance Leveraged Upside SecuritiesSM

Buffered PLUS are senior unsecured obligations of Morgan Stanley, will pay no interest, only guarantee a 2% return of principal at maturity and have the terms described in the accompanying prospectus supplement for PLUS and the accompanying prospectus, as supplemented or modified by this pricing supplement.  At maturity if the S&P 500® Index has appreciated, investors will receive the stated principal amount of their investment plus leveraged upside performance of the S&P 500® Index.  At maturity, if the S&P 500® Index has depreciated, (i) if the closing value of the S&P 500® Index has not declined below the specified buffer level, the Buffered PLUS will redeem for par or (ii) if the closing value of the S&P 500® Index is below the buffer level, investors will lose 1% for every 1% decline below the specified buffer level, subject to a minimum payment at maturity.  The Buffered PLUS are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes Program.

FINAL TERMS
Issuer:	Morgan Stanley
Maturity date:	February 26, 2009
Underlying index:	S&P 500® Index (the “S&P 500 Index”)
Aggregate principal amount:	$200,000,000
Payment at maturity:
•  If the final index value is greater than the initial index value:
$1,000 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
•  If the final index value is less than or equal to the initial index value but greater than or equal to the downside protection value of approximately 98% of the initial index value:
$1,000
•  If the final index value is less than the downside protection value of approximately 98% of the initial index value:
($1,000 x the index performance factor) + $20
This amount will be less than the stated principal amount of $1,000. However, under no circumstances will the Buffered PLUS pay less than $20 per Buffered PLUS at maturity.

Leveraged upside payment:	$1,000 x index percent increase x upside leverage factor
Upside leverage factor:	175%
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	1,348.78, the closing value of the S&P 500 Index as published on the Bloomberg page “SPX” on the pricing date.
Final index value:	The closing value of the S&P 500 Index on the valuation date.
Valuation date:	February 19, 2009, subject to adjustment for certain market disruption events.
Downside protection value:	1,321.80, which is approximately 98% of the initial index value
Minimum payment at maturity:	$20 per Buffered PLUS
Index performance factor:	(final index value / initial index value)
Maximum payment at maturity:	$1,233.625 (123.3625% of the stated principal amount) per Buffered PLUS
Interest:	None
Stated principal amount:	$1,000 per Buffered PLUS
Issue price:	$1,000 per Buffered PLUS
Pricing date:	February 19, 2008
Original issue date:	February 26, 2008 (5 business days after the pricing date)
CUSIP:	61757J162
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per Buffered PLUS	$1,000	$1	$999
Total	$200,000,000	$200,000	$199,800,000
(1)    For additional information, see “Plan of Distribution” in the prospectus supplement for PLUS.
The Buffered PLUS involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 6.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Amendment No. 2 to Prospectus Supplement for PLUS dated October 24, 2007
Prospectus dated January 25, 2006

Buffered PLUS Based on the Value of the S&P 500® Index due February 26, 2009
Performance Leveraged Upside SecuritiesSM

Fact Sheet

The Buffered PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, only guarantee a 2% return of principal at maturity and have the terms described in the accompanying prospectus supplement for PLUS and the accompanying prospectus, as supplemented or modified by this pricing supplement.  At maturity, an investor will receive for each stated principal amount of Buffered PLUS that the investor holds, an amount in cash that may be greater than, equal to or less than the stated principal amount based upon the closing value of the S&P 500® Index on the valuation date.  Under no circumstances will the payment at maturity be less than $20 per Buffered PLUS.  The Buffered PLUS are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
February 19, 2008	February 26, 2008 (5 business days after the pricing date)	February 26, 2009, subject to postponement due to market disruption events

Key Terms
Issuer:	Morgan Stanley
Underlying index:	S&P 500® Index (the “S&P 500 Index”)
Underlying index publisher:	Standard & Poor’s® Corporation
Aggregate principal amount:	$200,000,000
Issue price:	$1,000 per Buffered PLUS
Stated principal amount:	$1,000 per Buffered PLUS
Denominations:	$1,000 per Buffered PLUS and integral multiples thereof
Interest:	None
Bull market or bear market PLUS:	Bull market PLUS
Payment at maturity:	• If the final index value is less than or equal to the initial index value but greater than or equal to the downside protection value of approximately 98% of the initial index value: $1,000
• If the final index value is less than the downside protection value of approximately 98% of the initial index value: ($1,000 x the index performance factor) + $20
This amount will be less than the stated principal amount of $1,000. However, under no circumstances will the Buffered PLUS pay less than $20 per Buffered PLUS at maturity.
Leveraged upside payment:	$1,000 x index percent increase x upside leverage factor
Upside leverage factor:	175%
Downside protection value:	1,321.80, which is approximately 98% of the initial index value
Minimum payment at maturity:	$20 per Buffered PLUS
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	1,348.78, the closing value of the S&P 500 Index as posted on the Bloomberg page “SPX” on the pricing date.
Final index value:	The closing value of the S&P 500 Index on the valuation date
Valuation date:	February 19, 2009, subject to adjustment for certain market disruption events
Index performance factor:	(final index value / initial index value)
Maximum payment at maturity:	$1,233.625 (123.3625% of the stated principal amount) per Buffered PLUS
Postponement of maturity date:
If the scheduled valuation date is not an index business day or if a market disruption event occurs on that day so that the valuation date as postponed falls less than two scheduled index business days prior to the scheduled maturity date, the maturity date of the Buffered PLUS will be postponed until the second scheduled index business day following that valuation date as postponed.

Risk factors:	Please see “Risk Factors” on page 6.

February 2008	Page 2

Buffered PLUS Based on the Value of the S&P 500® Index due February 26, 2009
Performance Leveraged Upside SecuritiesSM

General Information
Listing:	The Buffered PLUS will not be listed on any securities exchange.
CUSIP:	61757J162
Tax considerations:
Although the issuer believes that, under current law, the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the PLUS.

Assuming this characterization of the PLUS is respected and subject to the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for PLUS, the following U.S. federal income tax consequences should result based on current law:

▪ A U.S. Holder should not be required to recognize taxable income over the term of the PLUS prior to maturity, other than pursuant to a sale or exchange.

▪  Upon sale, exchange or settlement of the PLUS at maturity, a U.S. Holder should generally recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the PLUS.  Such gain or loss should generally be long-term capital gain or loss if the investor has held the PLUS for more than one year.

On December 7, 2007, Treasury and the Internal Revenue Service (the “IRS”) released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the PLUS.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the PLUS, including possible alternative treatments and the issues presented by this notice.

Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Use of proceeds and hedging:
The net proceeds we receive from the sale of the Buffered PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Buffered PLUS through one or more of our subsidiaries.

On or prior to the index business day immediately following the pricing date, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the Buffered PLUS by taking positions in futures and options contracts on the S&P 500 Index.  Such purchase activity could have increased the value of the S&P 500 Index, and therefore the value at which the S&P 500 Index must close on the valuation date before investors would receive at maturity a payment that exceeds the stated principal amount of the Buffered PLUS.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus supplement for PLUS.

ERISA:	See “ERISA” in the accompanying prospectus supplement for PLUS.
Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

This offering summary represents a summary of the terms and conditions of the Buffered PLUS.  We encourage you to read the accompanying prospectus supplement for PLUS and prospectus for this offering, which can be accessed via the hyperlinks on the front page of this document.

February 2008	Page 3

Buffered PLUS Based on the Value of the S&P 500® Index due February 26, 2009
Performance Leveraged Upside SecuritiesSM

How Buffered PLUS Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the Buffered PLUS based on the following terms:

Stated principal amount:	$1,000
Upside leverage factor:	175%
Downside protection value:	1,321.80, or approximately 98% of initial index value
Maximum payment at maturity:	$1,233.625 (123.3625% of the stated principal amount)
Minimum payment at maturity:	$20

Buffered PLUS Payoff Diagram

How it works

▪
If the final index value is greater than the initial index value, investors will receive the $1,000 stated principal amount plus the upside leverage factor of 175% of the appreciation of the S&P 500 Index over the term of the Buffered PLUS, subject to the maximum payment at maturity of $1,233.625.

▪	If the final index value is less than or equal to the initial index value but greater than or equal to the downside protection value, investors will receive $1,000.

▪
If the final index value is less than the downside protection value, investors will receive an amount that is less than the stated principal amount by an amount that is proportionate to the percentage decrease below the downside protection value.  The minimum payment at maturity is $20.

▪	For example, if the S&P 500 Index depreciates 30%, investors would lose 28% of their principal and receive only $720 at maturity, or 72% of the stated principal amount.

February 2008	Page 4

Buffered PLUS Based on the Value of the S&P 500® Index due February 26, 2009
Performance Leveraged Upside SecuritiesSM

Payment at Maturity

At maturity, investors will receive for each $1,000 stated principal amount of Buffered PLUS that they hold an amount in cash based upon the closing value of the S&P 500 Index on the valuation date, as determined as follows:

If the final index value is greater than the initial index value:

$1,000    +    Leveraged Upside Payment:

subject to the maximum payment at maturity for each Buffered PLUS,

If the final index value is less than or equal to the initial index value, but greater than or equal to the downside protection value of approximately 98% of the initial index value:

the stated principal amount of $1,000

If the final index value is less than the downside protection value of approximately 98% of the initial index value:

$1,000    ✗    Index Performance Factor + $20

Because the index performance factor will be less than 0.98, the payment at maturity will be less than the stated principal amount under this scenario.

Under no circumstances will the payment at maturity be less than $20 per Buffered PLUS.

February 2008	Page 5

Buffered PLUS Based on the Value of the S&P 500® Index due February 26, 2009
Performance Leveraged Upside SecuritiesSM

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the Buffered PLUS. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the prospectus supplement for PLUS and prospectus.  We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Buffered PLUS.

Structure Specific Risk Factors

▪
Buffered PLUS do not pay interest or guarantee a return of more than 2% of your principal.  The terms of the Buffered PLUS differ from those of ordinary debt securities in that the Buffered PLUS do not pay interest, and provide a minimum payment at maturity of only 2% of the stated principal amount of the Buffered PLUS.  If the final index value is less than approximately 98% of the initial index value, you will receive for each Buffered PLUS that you hold a payment at maturity that is less than the stated principal amount of each Buffered PLUS by an amount proportionate to the decline in the value of the S&P 500 Index, plus $20 per Buffered PLUS.

▪
Appreciation potential is limited. The appreciation potential of Buffered PLUS is limited by the maximum payment at maturity of $1,233.625, or 123.3625% of the stated principal amount.  Although the upside leverage factor of 175% provides enhanced exposure to any increase in the value of the underlying index at maturity, because the payment at maturity will be limited to 123.3625% of the stated principal amount for the Buffered PLUS, the percentage exposure provided by the leverage factor is progressively reduced as the final value of the underlying basket at maturity exceeds 113.35% of the initial index value.

▪
Market price influenced by many unpredictable factors.  Several factors will influence the value of the Buffered PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the Buffered PLUS in the secondary market, including: the value, volatility and dividend yield of the S&P 500 Index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and creditworthiness of the issuer.

▪
Not equivalent to investing in the S&P 500 Index.  Investing in the Buffered PLUS is not equivalent to investing in the S&P 500 Index or its component stocks.  Investors in the Buffered PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the S&P 500 Index.

▪
Adjustments to the S&P 500 Index could adversely affect the value of the Buffered PLUS. The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time.  In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase Buffered PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the Buffered PLUS, as well as the projected profit included in the cost of hedging the issuer’s obligations under the Buffered PLUS.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

February 2008	Page 6

Buffered PLUS Based on the Value of the S&P 500® Index due February 26, 2009
Performance Leveraged Upside SecuritiesSM

▪
The U.S. federal income tax consequences of an investment in the Buffered PLUS are uncertain.  Please read the discussion under “Fact Sheet ― General Information ― Tax Considerations” in this pricing supplement and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for PLUS (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of investing in the PLUS.  If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization or treatment for the PLUS, the timing and character of income on the PLUS might differ significantly from the tax treatment described in the Tax Disclosure Sections.  For example, under one characterization, U.S. Holders could be required to accrue original issue discount on the PLUS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the PLUS as ordinary income.  The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the PLUS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement and the accompanying prospectus supplement for PLUS.  On December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the PLUS.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the PLUS, including possible alternative treatments and the issues presented by this notice.

Other Risk Factors

▪
The Buffered PLUS will not be listed and secondary trading may be limited.  The Buffered PLUS will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the Buffered PLUS.  Even if there is a secondary market, it may not provide significant liquidity.  Accordingly, you should be willing to hold your Buffered PLUS to maturity.

▪
Potential adverse economic interest of the calculation agent.  The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Buffered PLUS.  MS & Co., the calculation agent, is our subsidiary.  As calculation agent, MS & Co., and other affiliates of ours have carried out and will continue to carry out hedging activities related to the Buffered PLUS and trade in the component stocks of the S&P 500 Index or other instruments related to the S&P 500 Index on a regular basis.  Any of these hedging or trading activities on or prior to the index business day immediately following the pricing date could have affected the initial index value and, therefore, could have increased the value at which the S&P 500 Index must close before an investor receives a payment at maturity that exceeds the issue price of the Buffered PLUS.  Additionally, such hedging or trading activities during the term of the Buffered PLUS, including on the valuation date, could potentially affect the value of the S&P 500 Index on the valuation date and, accordingly, the amount of cash an investor will receive at maturity.

February 2008	Page 7

Buffered PLUS Based on the Value of the S&P 500® Index due February 26, 2009
Performance Leveraged Upside SecuritiesSM

Information about the S&P 500® Index

The S&P 500® Index.  The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s® Corporation, consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  The S&P 500® Index is described under the heading “Underlying Indices and Underlying Index Publishers Information—S&P 500® Index” in Annex A of the prospectus supplement for PLUS.

License Agreement between Standard & Poor’s® Corporation and Morgan Stanley.  “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  See “Underlying Indices and Underlying Index Publishers Information—S&P 500® Index—License Agreement between S&P and Morgan Stanley” in Annex A of the prospectus supplement for PLUS.

Historical Information

The following table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the S&P 500 Index for each quarter in the period from January 1, 2003 through February 19, 2008.  The closing value of the S&P 500 Index on February 19, 2008 was 1,348.78.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  The historical values of the S&P 500 Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the S&P 500 Index on the valuation date.  The payment of dividends on the stocks that constitute the S&P 500 Index are not reflected in its level and, therefore, have no effect on the calculation of the payment at maturity.

S&P 500 Index	High	Low	Period End
2003
First Quarter	931.66	800.73	848.18
Second Quarter	1,011.66	858.48	974.50
Third Quarter	1,039.58	965.46	995.97
Fourth Quarter	1,111.92	1,018.22	1,111.92
2004
First Quarter	1,157.76	1,091.33	1,126.21
Second Quarter	1,150.57	1,084.10	1,140.84
Third Quarter	1,129.30	1,063.23	1,114.58
Fourth Quarter	1,213.55	1,094.81	1,211.92
2005
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29
2006
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter	1,565.15	1,407.22	1,468.36
2008
First Quarter (through February 19, 2008)	1,447.16	1,310.50	1,348.78

February 2008	Page 8

Buffered PLUS Based on the Value of the S&P 500® Index due February 26, 2009
Performance Leveraged Upside SecuritiesSM

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by the prospectus supplement for PLUS) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  You should read the prospectus in that registration statement, the prospectus supplement for PLUS and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for PLUS if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Amendment No. 2 to Prospectus Supplement for PLUS dated October 24, 2007
Prospectus dated January 25, 2006

Terms used in this pricing supplement are defined in the prospectus supplement for PLUS or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

“Performance Leveraged Upside SecuritiesSM” and “PLUSSM” are our service marks.

February 2008	Page 9